SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549


                                   Amendment No. 2
                                         to
                                    SCHEDULE 13D


                      Under the Securities Exchange Act of 1934


                                Hills Stores Company
                                  (Name of Issuer)


                             Common Stock, $.01 par value
                           (Title of Class of Securities)



                                     431692102
                                    (CUSIP Number)



                                David P. Levin, Esq.
                  Kramer, Levin, Naftalis, Nessen, Kamin & Frankel
                                  919 Third Avenue
                              New York, New York 10022
                                   (212) 715-9100
                       (Name, Address and Telephone Number of
                        Person Authorized to Receive Notices
                                 and Communications)


                                   July 27, 1994
                        (Date of Event which Requires Filing
                                 of this Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: /_/


          Check the following box if a fee is being paid with this statement: /_/



                                 Page 1 of 13 pages

                                    SCHEDULE 13D

          CUSIP No. 431692102   Page 2 of 13 Pages

          1)   NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    DICKSTEIN & CO., L.P.                        13-3321472

          2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                       (a)  /_/
                                                       (b)  SEE ITEM 5

          3)   SEC USE ONLY


          4)   SOURCE OF FUNDS

                    WC,OO

          5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                            /_/

          6)   CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

          7)   SOLE VOTING POWER
                               Not Applicable
               NUMBER
               OF          8)  SHARED VOTING POWER
               SHARES          813,498 (See Item 5)
               BENEFICIALLY
               OWNED BY    9)  SOLE DISPOSITIVE POWER
               EACH            Not Applicable
               REPORTING
               PERSON      10) SHARED DISPOSITIVE POWER
               WITH            813,498 (See Item 5)

          11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 813,498 (See Item 5)

          12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                            /_/

          13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               8.1% (See Item 5)

          14)  TYPE OF REPORTING PERSON
                    PN

                                    SCHEDULE 13D
          CUSIP No. 431692102        Page 3 of 13 Pages

          1)   NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    DICKSTEIN FOCUS FUND L.P.               13-3746015


          2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                       (a)  /_/
                                                       (b)  SEE ITEM 5

          3)   SEC USE ONLY



          4)   SOURCE OF FUNDS

                    WC

          5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                            /_/

          6)   CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

          7)   SOLE VOTING POWER
                               Not Applicable
               NUMBER
               OF          8)  SHARED VOTING POWER
               SHARES          77,200 (See Item 5)
               BENEFICIALLY
               OWNED BY    9)  SOLE DISPOSITIVE POWER
               EACH            Not Applicable
               REPORTING
               PERSON      10) SHARED DISPOSITIVE POWER
               WITH            77,200 (See Item 5)

          11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,200 (See Item 5)

          12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                            /_/

          13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               .8% (See Item 5)

          14)  TYPE OF REPORTING PERSON
                    PN

                                    SCHEDULE 13D

          CUSIP No. 431692102        Page 4 of 13 Pages

          1)   NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    DICKSTEIN INTERNATIONAL LIMITED

          2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                       (a)  /_/
                                                       (b)  SEE ITEM 5

          3)   SEC USE ONLY


          4)   SOURCE OF FUNDS

                    WC,OO

          5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                            /_/

          6)   CITIZENSHIP OR PLACE OF ORGANIZATION

                    BRITISH VIRGIN ISLANDS

          7)   SOLE VOTING POWER
                               Not Applicable
               NUMBER
               OF          8)  SHARED VOTING POWER
               SHARES          327,764 (See Item 5)
               BENEFICIALLY
               OWNED BY    9)  SOLE DISPOSITIVE POWER
               EACH            Not Applicable
               REPORTING
               PERSON      10) SHARED DISPOSITIVE POWER
               WITH            327,764 (See Item 5)

          11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 327,764 (See Item 5)

          12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                            /_/

          13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               3.3% (See Item 5)

          14)  TYPE OF REPORTING PERSON
                    CO

                                    SCHEDULE 13D
          CUSIP No. 431692102        Page 5 of 13 Pages

          1)   NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    DICKSTEIN PARTNERS, L.P.           13-3544838

          2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                       (a)  /_/
                                                       (b)  SEE ITEM 5

          3)   SEC USE ONLY


          4)   SOURCE OF FUNDS

                    AF

          5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                            /_/

          6)   CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

          7)   SOLE VOTING POWER
                               Not Applicable
               NUMBER
               OF          8)  SHARED VOTING POWER
               SHARES          890,698 (See Item 5)
               BENEFICIALLY
               OWNED BY    9)  SOLE DISPOSITIVE POWER
               EACH            Not Applicable
               REPORTING
               PERSON      10) SHARED DISPOSITIVE POWER
               WITH            890,698 (See Item 5)


          11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 890,698 (See Item 5)

          12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                            /_/

          13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               8.8% (See Item 5)

          14)  TYPE OF REPORTING PERSON
                    PN

                                    SCHEDULE 13D

          CUSIP No. 431692102        Page 6 of 13 Pages

          1)   NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    DICKSTEIN PARTNERS INC.            13-3537972

          2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                       (a)  /_/
                                                       (b)  SEE ITEM 5

          3)   SEC USE ONLY


          4)   SOURCE OF FUNDS

                    AF

          5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                            /_/

          6)   CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

          7)   SOLE VOTING POWER
                               Not Applicable
               NUMBER
               OF          8)  SHARED VOTING POWER
               SHARES          1,218,462 (See Item 5)
               BENEFICIALLY
               OWNED BY    9)  SOLE DISPOSITIVE POWER
               EACH            Not Applicable
               REPORTING
               PERSON      10) SHARED DISPOSITIVE POWER
               WITH            1,218,462 (See Item 5)

          11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,218,462 (See Item 5)

          12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                            /_/

          13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               12.0% (See Item 5)

          14)  TYPE OF REPORTING PERSON

               CO

                                    SCHEDULE 13D

          CUSIP No. 431692102        Page 7 of 13 Pages

          1)   NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    MARK DICKSTEIN

          2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                       (a)  /_/
                                                       (b)  SEE ITEM 5

          3)   SEC USE ONLY


          4)   SOURCE OF FUNDS

                    AF

          5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                            /_/

          6)   CITIZENSHIP OR PLACE OF ORGANIZATION

                    UNITED STATES

          7)   SOLE VOTING POWER
                               Not Applicable
               NUMBER
               OF          8)  SHARED VOTING POWER
               SHARES          1,218,462 (See Item 5)
               BENEFICIALLY
               OWNED BY    9)  SOLE DISPOSITIVE POWER
               EACH            Not Applicable
               REPORTING
               PERSON      10) SHARED DISPOSITIVE POWER
               WITH            1,218,462 (See Item 5)

          11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,218,462 (See Item 5)

          12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                            /_/

          13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               12.0% (See Item 5)

          14)  TYPE OF REPORTING PERSON
                    IN

                           Amendment No. 2 to Schedule 13D

                    This Statement amends the Schedule 13D, dated May 6, 1994, as amended on July 22, 1994 (the "Schedule 13D"), filed by Dickstein & Co., L.P., Dickstein International Limited, Dickstein Focus Fund L.P., Dickstein Partners, L.P., Dickstein Partners Inc. and Mark Dickstein with respect to the Common Stock, $.01 par value (the "Common Stock"), of Hills Stores Company, a Delaware corporation (the "Company"). Notwithstanding this Amendment No. 2, the Schedule 13D speaks as of its date. Capitalized terms used without definition have the meanings ascribed to them in the Schedule 13D.

          I. Item 3 of the Schedule 13D, "Source and Amount of Funds or Other Consideration," is amended by adding the following paragraph:

                    "Since July 22, 1994 (the date the Reporting Persons filed Amendment No. 1 to the Schedule 13D), Dickstein Focus has acquired 14,500 shares of Common Stock and 4,000 shares of Preferred Stock in the open market at a total cost of $362,410, and Dickstein International has acquired 58,000 shares of Common Stock and 16,000 shares of Preferred Stock in the open market at a total cost of $1,449,415. Such amounts were funded out of each entity's working capital, which may at any given time include margin loans made by brokerage firms in the ordinary course of business."



          II. Item 4 of the Schedule 13D, "Purpose of Transaction," is amended by adding the following paragraph:

                    "Dickstein & Co., on July 29, 1994, will be making the requisite filing under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 with respect to the acquisition of in excess of 50% of the voting securites of the Company. Early termination of the applicable waiting period will be requested."


          III. Items 5(a) and 5(c) of the Schedule 13D, "Interest in Securities of the Issuer," are amended and restated in their entirety as follows:

                    "(a) The Reporting Persons beneficially own an aggregate of 1,218,462 shares of Common Stock (including 382,397 shares which the Reporting Persons have the right to acquire upon the conversion of shares of Preferred Stock), representing approximately 12.0% of the shares of Common Stock outstanding. Dickstein & Co. beneficially owns 813,498 of such shares of Common Stock (including 287,066 shares which Dickstein & Co. has the right to acquire upon the conversion of shares of Preferred Stock), representing approximately 8.1% of the shares of Common Stock outstanding; Dickstein Focus beneficially owns 77,200 shares of Common Stock (including 12,800 shares which Dickstein Focus has the right to acquire upon the conversion of shares of Preferred Stock), representing approximately 0.8% of the shares of Common Stock outstanding; and Dickstein International beneficially owns 327,764 of such shares of Common Stock (including 82,531 shares which Dickstein International has the right to acquire upon the conversion of shares of Preferred Stock), representing approximately 3.3% of the shares of Common

          Stock outstanding.1/ Upon the resolution of all pre-petition claims pursuant to the Company's Plan of Reorganization (see Item
          3), the Reporting Persons will be entitled to receive additional shares of Common Stock and Preferred Stock pursuant to such Plan of Reorganization.

                    (c) Except as set forth on Schedule II annexed hereto, none of the persons identified in Item 2 has effected any transactions in the Common Stock during the past 60 days. Except as indicated, all such purchases were effected in the open market."

                                      SIGNATURE


                    After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


          Date: July 28, 1994


                                        DICKSTEIN & CO., L.P.

                                        By: Alan Cooper, as Vice President
                                        of Dickstein Partners Inc., the
                                        general partner of Dickstein
                                        Partners, L.P., the general partner
                                        of Dickstein & Co., L.P.

                                        /s/ Alan Cooper
                                        Name: Alan Cooper


                                        DICKSTEIN INTERNATIONAL LIMITED

                                        By: Alan Cooper, as Vice President
                                        of Dickstein Partners Inc., the
                                        agent of Dickstein International
                                        Limited



          ____________________
          1/ Percentages are based upon 9,772,095 shares of Common Stock stated to the Reporting Persons by the Company as being outstanding at July 27, 1994.





                                        /s/ Alan Cooper
                                        Name: Alan Cooper


                                        DICKSTEIN FOCUS FUND L.P.

                                        By: Alan Cooper, as Vice President
                                        of Dickstein Partners Inc., the
                                        general partner of Dickstein
                                        Partners, L.P., the general partner
                                        of Dickstein Focus Fund L.P.

                                        /s/ Alan Cooper
                                        Name: Alan Cooper

                                        DICKSTEIN PARTNERS, L.P.

                                        By: Alan Cooper, as Vice President
                                        of Dickstein Partners Inc., the
                                        general partner of Dickstein
                                        Partners, L.P.

                                        /s/ Alan Cooper
                                        Name: Alan Cooper


                                        DICKSTEIN PARTNERS INC.

                                        By: Alan Cooper, as Vice President


                                        /s/ Alan Cooper
                                        Name: Alan Cooper


                                        /s/ Mark Dickstein
                                        Name: Mark Dickstein

                               TRANSACTIONS IN COMMON
                                      STOCK OF
                                HILLS STORES COMPANY
                            DURING THE PRECEEDING 60 DAYS


          Shares Purchased by Dickstein International Limited

                         Number of
                         Shares    Price per
             Date        Purchased Share     Commission         Total

             7/25/94       42,000   $19.45   $ 2,545.00     $ 819,445.00
             7/28/94       16,000   $19.75   $   985.00     $ 316,985.00

          Shares Purchased by Dickstein Focus Fund, L.P.

                         Number of
                           Shares  Price per
             Date        Purchased Share     Commission         Total

             7/25/94       10,500   $19.45   $ 655.00       $ 204,880.00
             7/28/94        4,000   $19.75   $ 265.00       $  79,265.00


          On July 25, 1994, the Reporting Persons received notice from the Company of the right to receive the following shares of Common Stock in respect of certain pre-petition trade claims. The shares are issuable as a supplemental distribution pursuant to the terms of the Company's Plan of Reorganization. See Item 3 to the Schedule 13D and Item 5.


               Dickstein & Co., L.P.                   16,771
               Dickstein International Limited          2,187

                              TRANSACTIONS IN PREFERRED
                                      STOCK OF
                                HILLS STORES COMPANY
                            DURING THE PRECEEDING 60 DAYS

          Shares Purchased by Dickstein International Limited

                              Number of
                                Shares  Price per

             Date             Purchased Share    Commission   Total

             7/27/94            16,000  $19.50    $ 985.00 $ 312,985.00


          Shares Purchased by Dickstein Focus Fund, L.P.

                              Number of
                                Shares  Price per
             Date             Purchased Share     Commission  Total

             7/27/94             4,000  $19.50    $ 265.00 $ 78,265.00


          On July 25, 1994, the Reporting Persons received notice from the Company of the right to receive the following shares of Preferred Stock in respect of certain pre-petition trade claims. The shares are issuable as a supplemental distribution pursuant to the terms of the Company's Plan of Reorganization. See Item 3 to the Schedule 13D and Item 5.


               Dickstein & Co., L.P.                   14,530
               Dickstein International Limited          1,895